UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ProLung, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

35804P 108

(CUSIP Number)

Robert Raybould

757 E. South Temple, Suite 150

Salt Lake City, Utah 84102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35804P 108	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Raybould
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 184,751*
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 184,751*
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,751*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.78%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Amounts of beneficial ownership contained in this Amendment reflect an 8 into 1 reverse stock split on October 25, 2017.

CUSIP No. 35804P 108	13D	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, $0.001 par value per share (the “Shares”), of ProLung, Inc., a Delaware corporation (the “Company” or “Issuer”), and amends the Schedule 13D filed on June 20, 2012 (the “Original Schedule 13D”). Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Items not supplemented or amended are omitted from this Amendment. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

As a result of the transactions described herein, on December 15, 2017, the Reporting Person ceased to be the beneficial owner of five percent (5%) or more of the Shares of Issuer. This Amendment represents a final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

Amounts of beneficial ownership contained in this Amendment reflect an 8 into 1 reverse stock split on October 25, 2017.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following: A majority of the shares of Shares identified in the Original Schedule 13D were acquire with personal funds. As reported in the Original Schedule 13D, a portion were acquired pursuant to a compensation arrangement with the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	As of the date of this report, the Reporting Person beneficially owns 184,751 Shares of the Company’s common stock representing 4.78% of the Company’s issued and outstanding capital stock.

(b)	The number of Shares as to which the Reporting Person has:

Sole power to vote or direct the vote	184,751

Shared power to vote or direct the vote	-0-

Sole power to dispose or direct the disposition	184,751

Shared power to dispose or direct the disposition	-0-

(c)	On December 15, 2017, the Reporting Person gifted 18,750 Shares to various persons and received no consideration for such gift.

(d)	Not applicable.

(e)	On December 15, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of Shares of the Company. This Amendment represents a final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

CUSIP No. 35804P 108	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2018

/s/ Robert Raybould
Robert W. Raybould